El Tamarindo Inc.

Profit and Loss

October 2020 - September 2021

	TOTAL
Income	
40000 Sales	
40100 Beverages - Beer	52,590.02
40200 Beverages - Wine	7,864.99
40250 Beverages Sales - Liquor	296,337.40
40300 Beverages Sales - Other	82,992.98
40350 Food Sales	953,983.08
40425 Other App/Cash Sales	12,733.39
40450 Marketplace Facilitator Mobile App & Catering Sales	387,035.53
41000 Souvenir Sales	7,344.96
Total 40000 Sales	**1,800,882.35**
40400 Customer Discounts/Promotions/Adjustments	-24,576.74
41250 TIP Employees	0.00
Sales - General	0.00
Total Income	**$1,776,305.61**
Cost of Goods Sold	
50900 Food Purchases	424,616.60
51000 Bar Purchases	80,249.34
51800 Merchant Account Fees	108,578.91
53100 Restaurant Supplies	40,754.72
54200 Purchases - Others	2,174.74
Total Cost of Goods Sold	**$656,374.31**
GROSS PROFIT	**$1,119,931.30**
Expenses	
60000 Advertising and Promotion	40,825.90
60400 Bank Service Charges	700.13
61000 Business Licenses and Permits	3,102.45
61400 Charitable Contributions	1,732.50
61700 Computer, Technology and Internet Expenses	8,918.20
62000 Professional Development Expenses	1,032.54
62400 Depreciation & Amort. Expense	21,120.00
62500 Dues/Subscriptions/Membership Expenses	4,015.00
63300 Insurance Expense	28,532.87
63320 Health Insurance	1,022.40
Total 63300 Insurance Expense	**29,555.27**
63400 Interest Expense	7,566.24
63500 Janitorial Expense	625.00
64300 Meals and Entertainment	3,578.69
64700 Miscellaneous Expense	329.27
64800 Music and Entertainment	5,876.05
64900 Office Supplies	7,624.37
65500 Salaries/Wages & Payroll Expense	
65600 Salaries - Officers	103,250.16

	TOTAL
65700 Salaries & Wages - Employees	606,710.84
65710 FICA - Employer	69,149.20
65720 DC Unemployment Insurance Expense (Employer)	7,818.52
65730 Federal Unemployment (FUTA)	550.33
65740 DC Paid Family Leave	5,342.71
65745 COVID-19 Employee Retention Credit	-283,572.22
Total 65500 Salaries/Wages & Payroll Expense	**509,249.54**
66500 Postage and Delivery	638.20
66600 Printing and Reproduction	9,549.22
66700 Professional Fees	
66710 Accounting Services	27,583.15
66720 Consulting fees	799.90
66730 Legal Fees	2,234.00
Other Professional Fees	800.00
Total 66700 Professional Fees	**31,417.05**
67100 Rent Expense	127,525.00
67200 Repairs and Maintenance	33,976.43
68000 Real Estate Tax DC	77,785.75
68100 Telephone Expense	4,764.80
68400 Travel Expense	1,794.25
Gas/Fuel	4,685.03
Total 68400 Travel Expense	**6,479.28**
68600 Utilities	54,725.91
70010 Bonus	750.00
70080 Office Expense	626.68
70100 Additional Labor	2,855.35
70200 Auto & Truck Expenses	2,140.40
70250 Cable/Internet Expenses	3,216.63
70560 Trash Removal	7,030.12
Gift Expenses	200.00
Public Space Rent Expense	810.00
Qualified Disaster Relief Expenses	1,703.84
Total Expenses	**$1,012,045.81**
NET OPERATING INCOME	**$107,885.49**
Other Income	
Interest Income	21.25
Other Grants	78,000.00
Other Miscellaneous Income - Cash Back Reward	926.39
SBA PPP 1st Draw-Gain On Debt Extinguishment	154,166.00
SBA Restaurant Revitalization Fund	63,002.62
Total Other Income	**$296,116.26**
Other Expenses	
80700 State Corporate Taxes	1,000.00
90300 Fines & Penalties	
Sales Tax Penalties	440.58
Withholding Penalties	88.63
Total 90300 Fines & Penalties	**529.21**
99999 Ask Client/My Accountant	14,391.41
DC-WTH Expenses	2,137.04

	TOTAL
IRS Payments	1,473.43
Total 99999 Ask Client/My Accountant	**18,001.88**
Amortization	81,000.00
Total Other Expenses	**$100,531.09**
NET OTHER INCOME	**$195,585.17**
NET INCOME	**$303,470.66**

Note

The $283.6K COVID-19 Employee Retention Credit, $154.2K forgiveness of the SBA Paycheck Protection Program 1st Draw, $78K Other Grants and $63K SBA Restaurant Revitalization Fund contributed to the $324.6K net income this fiscal year.

El Tamarindo Inc.

Balance Sheet

As of September 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10300 Signal Financial Business Checking (#0020)	5,671.26
10310 Signal Financial Business Savings (#0000)	245,199.50
10340 Signal Financial Withholding Checking (#0021)	823.93
Total Bank Accounts	**$251,694.69**
Accounts Receivable	
11000 Accounts Receivable	0.00
11250 COVID-19 Employee Retention Credit Receivable	283,572.22
Total Accounts Receivable	**$283,572.22**
Total Current Assets	**$535,266.91**
Fixed Assets	
14200 Leasehold Improvements	262,412.43
14500 Machinery & Equipment	69,967.73
15000 Furniture and Equipment	44,384.53
17000 Accumulated Depreciation	-385,887.28
Equipment - Patio Heaters/Other	6,997.38
Furniture - Wayfair	1,131.94
Two Machines	4,609.53
Vehicles	8,655.00
Total Fixed Assets	**$12,271.26**
Other Assets	
17500 Goodwill	135,000.00
Accumulated Amortization	-81,000.00
Total Other Assets	**$54,000.00**
TOTAL ASSETS	**$601,538.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Account Payable Vendors	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
20050 Capital One Credit Card	1,436.06
Total Credit Cards	**$1,436.06**
Other Current Liabilities	
20350 Gift Card Sales	0.00
20400 Sales Tax Payable	9,996.79
24050 Federal Withholding & FICA Liability	21,526.46
24100 MD Tax Withholding Liability	548.74
24200 DC Tax Withholding Liability	-328.68

24300 VA Tax Withholding Liability	287.08
25100 Tips Liability	0.00
SBA Paycheck Protection Program 1st Draw Loan	0.00
SBA Paycheck Protection Program 2nd Draw Loan	215,874.21
Total Other Current Liabilities	**$247,904.60**
Total Current Liabilities	**$249,340.66**
Long-Term Liabilities	
20700 Loan Payable - Evelyn Andrade	25,460.21
20750 Loan Payable - Erick Andrade	50,000.00
SBA Disaster Loan (EIDL)	149,900.00
Total Long-Term Liabilities	**$225,360.21**
Total Liabilities	**$474,700.87**
Equity	
30000 Opening Balance Equity	1,000.00
30100 Paid in Capital	50,309.89
31200 Shareholder Contribution	31,532.30
Miscellaneous	-13,968.55
Total 31200 Shareholder Contribution	**17,563.75**
31400 Shareholder Distribution	-142,979.79
32000 Retained Earnings	-100,613.42
Net Income	301,556.87
Total Equity	**$126,837.30**
TOTAL LIABILITIES AND EQUITY	**$601,538.17**

Note

The $283.6K COVID-19 Employee Retention Credit contributed to an increase in Total Assets. The rise in Total Liabilities is primarily due to the $215.9K SBA Paycheck Protection Program 2nd Draw. However, it was partially offset by the $154.2K forgiveness of the SBA Paycheck Protection Program 1st Draw.

El Tamarindo Inc.

Statement of Cash Flows

October 2020 - September 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	303,470.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11250 COVID-19 Employee Retention Credit Receivable	-283,572.22
Accumulated Amortization	81,000.00
20000 Account Payable Vendors	0.00
20050 Capital One Credit Card	1,314.81
20400 Sales Tax Payable	8,668.52
24050 Federal Withholding & FICA Liability	-10,992.26
24100 MD Tax Withholding Liability	-202.44
24200 DC Tax Withholding Liability	3,536.42
24300 VA Tax Withholding Liability	381.67
25100 Tips Liability	0.00
SBA Paycheck Protection Program 1st Draw Loan	-154,166.00
SBA Paycheck Protection Program 2nd Draw Loan	215,874.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-138,157.29**
Net cash provided by operating activities	**$165,313.37**
INVESTING ACTIVITIES	
17000 Accumulated Depreciation	21,120.00
Equipment - Patio Heaters/Other	-6,997.38
Furniture - Wayfair	-715.44
Two Machines	-4,609.53
Vehicles	-8,655.00
Net cash provided by investing activities	**$142.65**
FINANCING ACTIVITIES	
31200 Shareholder Contribution	1,750.00
31400 Shareholder Distribution	-7,569.82
Shareholder Contribution:Miscellaneous	-15,682.56
Net cash provided by financing activities	**$ -21,502.38**
NET CASH INCREASE FOR PERIOD	**$143,953.64**
Cash at beginning of period	107,741.05
CASH AT END OF PERIOD	**$251,694.69**

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